Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERENCE DIVIDENDS

Consolidated Ratios of Earnings to Combined Fixed Charges and Preference Dividends.

	Years ended December 31,					Three months ended March 31, 2009
	2004	2005	2006	2007	2008
Excluding interest on deposits	10.18x	6.66x	5.25x	3.74x	2.44x	1.92x
Including interest on deposits	1.87x	1.85x	1.60x	1.35x	1.16x	1.14x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

(In thousands of dollars)	Years ended December 31,					Three months ended March 31, 2009
	2004	2005	2006	2007	2008
Income before income taxes	$6,940	$10,054	$13,318	$11,696	$4,636	$1,038

Interest on deposits	$7,185	$10,011	$18,990	$28,690	$24,936	$6,033
Borrowings and long-term debt	689	1,711	3,020	4,135	2,861	522
Pre-tax equivalent preferred dividends	—	—	—	—	245	552
1/3rd of net rental expense	67	67	115	131	109	53

Combined fixed charges and preferred dividends, including interest on deposits	$7,941	$11,789	$22,125	$32,956	$28,151	$7,160

Combined fixed charges and preferred dividends, excluding interest on deposits	$756	$1,778	$3,135	$4,266	$3,215	$1,127